SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                                (AMENDMENT NO. 3)


                      CONTINENTAL SOUTHERN RESOURCES, INC.
                                (NAME OF ISSUER)


                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   212066 10-4
                                 (CUSIP NUMBER)



                              STEPHEN P. HARRINGTON
           111 PRESIDENTIAL BLVD., SUITE 158-A, BALA CYNWYD, PA 19004
                                 (610) 771-0680
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


                                  June 24, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

                              CUSIP  NO.212066 10 4
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

MICHAEL  P.  MARCUS
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (A)  /NA/
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (B)  /  /
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   PF
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        /na/
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER     4,050,893
BENEFICIALLY
OWNED  BY  EACH
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER     4,050,893

                       ----------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER

---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON               4,050,893
---------------------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)       /
      EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11) 11.42

---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
---------------------------------------------------------------------
IN

ITEM 1.  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates to the Common Stock, $.001 par value of Continental Southern Resources, Inc., a Nevada corporation (the "Issuer"). Its principal executive offices are located at 111 Presidential Boulevard, Suite 158-A, Bala Cynwyd, Pennsylvania 19004.

ITEM 2.  IDENTITY AND BACKGROUND.

The person filing this statement is Michael P. Marcus. Mr. Marcus is a U.S. citizen. The address of Mr. Marcus is 1600 Rockcliff Road, Auston, TX 78746. Mr. Marcus' principal occupation is as an Investor.

During the last five years, Mr. Marcus has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Marcus has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of all funds used for the purchase of the securities identified herein was personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

The securities identified herein have been acquired by Mr. Marcus solely for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(i) Mr. Marcus beneficially owns 4,050,893 shares of common stock of the issuer representing 11.42% of the issuer's outstanding shares of common stock. The foregoing shares of common stock include 476,923 shares issuable upon conversion of a $1,550,000 principal amount convertible promissory note and 232,500 shares issuable upon exercise of warrants at an exercise price of $5.00 per share.

(ii) Mr. Marcus has the sole power to vote and dispose of the shares of common stock identified in paragraph (a) above.

(iii) On or about June 24, 2003, Mr. Marcus acquired 1,333,000 shares of common stock of the issuer in repayment of $2,000,000 of outstanding indebtedness owed to Mr. Marcus by BWP Gas, LLC, a Delaware Limited Liability Company. The shares were acquired in connection with the issuer's purchase of ownership interests in BWP Gas, LLC.

(iv) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Mr. Marcus.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE



     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:  July 11, 2003          /S/  MICHAEL  P.  MARCUS
                               -------------------------
                                    MICHAEL  P.  MARCUS